

September 19, 2014

Via E-mail
Michael D. Watford
Chief Executive Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway East
Suite 1200, Houston, Texas 77060

> **Re: Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Response Letter Dated August 20, 2014**
> **File No. 1-33614**

Dear Mr. Watford:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 15 - Disclosure about Oil and Gas Producing Activities (Unaudited), page 81

Analysis of Changes in Proven Reserves, page 83

1. We note your response to prior comments one and two, pertaining to your estimates of proved undeveloped (PUD) reserves. Your disclosures indicate that you reversed investment decisions for the development of 56% and 79% of the PUD reserves claimed at the beginning of 2012 and 2013, and that additions during these years represented 78%

and 64% of the year-end estimates. You explain that the "vast majority" of both downward and upward changes are associated with revisions in your drill schedules.

The guidance in Rule 4-10(a)(31) of Regulation S-X allows you to claim PUD reserves on undrilled locations "...only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time." The guidance in the answers to Questions 131.04, 131.05 and 131.06 of our Compliance and Disclosure Interpretations of the Oil and Gas Rules, clarifies that you should have finalized your investment decisions and anticipated initiating development of the specific locations within five years, before claiming PUD reserves. You may view this guidance at the following internet address.

> http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

We will require further information about your reserve booking procedures to better understand the reasons your PUD reserve estimates and the underlying development schedules have been unrepresentative of your actual commitments. Please address the following points.

- Describe the procedures that are routinely undertaken in the course of preparing your reserve estimates that are intended to ensure PUD reserves are only claimed for locations where a final investment decision has been made, and where you are able to demonstrate compliance with Rule 4-10(a)(31) of Regulation S-X. You should be able to describe those aspects and qualities of the investment decisions that are necessary in order to establish compliance with the reserve definitions. If you find that your approach does not accomplish these objectives, you should explain how you will reform your procedures to remedy this concern.

- Describe the financial return criteria, including internal rates of return, underlying your decisions to claim PUD reserves for each period, explain how the criteria compares to that which has governed your decisions to not proceed with drilling as scheduled, also your decisions to actually proceed with development. Given the extent of your downward revisions, you should explain how your process of reconsidering investment decisions is consistent with having adopted the development plans, addressing also the apparent differences between the dates of booking reserves and the dates that expenditures necessary to proceed with development have been reflected in your internal budgets without subsequent revision.

- Submit an analysis of changes in your PUD reserves, covering the 2009 through 2013 fiscal years, including a schedule stratifying for each year-end estimate, the quantity of such reserves initially claimed in that period and each preceding period; and for each strata, showing the conversions each period, percentage that such conversions are of the beginning reserve strata balance, and having all other adjustments distinguished by type, reconciling each strata between the year-end estimates.

- Identify the percentage of each addition to PUD reserves for each of the preceding five years that relate to locations for which reserves had been claimed in an earlier period but which were derecognized prior to reclaiming the reserves; and for any such instances identify the year-end PUD reserve estimates that included reserves for these locations.

- Submit an analysis of the PUD reserve locations that had been scheduled to be drilled in 2011 in your year-end 2010 reserve report, and in 2012 in your year-end 2011 reserve report, and in 2013 in your year-end 2012 reserve report, compared to those PUD locations that were actually drilled during each of these fiscal years, noting all differences between the specific locations and number of locations that were drilled. The extent to which you drilled locations for which PUD reserves had not been claimed at the end of the preceding fiscal year should also be clear.

- Submit a schedule listing the names of the fields and locations that relate to the upward and downward revisions in your PUD reserves for each of the last three fiscal years, organized by the directional change, and specifying the associated reserves, salient economic criteria including internal rates of return associated with each prospect, and any other material factors that led to a change in your investment decisions and the underlying drilling schedules. Supplement this schedule with a narrative explaining how the facts and circumstances differ as they relate to your decisions to remove PUD reserve locations from your drilling schedule and to add other PUD reserve locations to your drilling schedule.

2. We note that your annual PUD reserve conversion rates have ranged from 6% to 12% for 2010 through 2013, with cumulative conversions amounting to 912,103 MMcfe, and development costs of $1,918 million. Given that such conversions represent 53% of your 2013 year-end estimate of PUD reserves, please submit an explanation and detailed analysis showing how you determined that the $1,758 million estimate of development costs mentioned in your response to prior comment one would be sufficient to convert all of the PUD reserves. Also submit a schedule reconciling the amounts you have disclosed as conversion costs with the development costs reported in the notes to your financial statements. Tell us the conversion costs for each of the last five years and describe the activities that were undertaken with the balance of the development costs reported and the status of any properties that were associated with these expenditures.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief